MUTUAL RELEASE AND SEPARATION AGREEMENT

THIS MUTUAL RELEASE AND SEPARATION AGREMEENT ("Release") is made and entered into as of February 19, 2013, by and between TOM VOGEL ("Executive") and LOGAN'S ROADHOUSE, INC., and its successor or assigns ("Company").

WHEREAS, Executive and Company have agreed that Executive's employment with the Company terminated on February 19, 2013 (the "Separation Date");

WHEREAS, Executive and the Company have previously entered into that certain Amended and Restated Employment Agreement, effective as of March 23, 2011 ("Agreement"), and this Release is incorporated therein by reference;

WHEREAS, Executive and Company desire to delineate their respective rights, duties and obligations attendant to such termination and desire to reach an accord and satisfaction of all claims arising from Executive's employment, and his termination of employment, with appropriate releases, in accordance with the Agreement;

WHEREAS, the Company desires to compensate Executive in accordance with the Agreement for service he has provided for the Company on the basis that Executive's termination is without "Cause" (as defined in the Agreement);

NOW, THEREFORE, in consideration of the premises and the agreements of the parties set forth in this Release, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby covenant and agree as follows:

1.   Resignation.   Executive confirms that, effective as of the Separation Date, he resigned from the position of President of Roadhouse Holding Inc., ("Parent") and from each other officer, executive and director position held with Parent or any of its subsidiaries and that, from and after the Separation Date, he was no longer authorized to conduct business on behalf of Parent or any of its subsidiaries, including but not limited to entering into contracts on behalf of Parent or any of its subsidiaries; provided, that, for purposes of Executive's economic entitlements under the Agreement, such termination shall be treated as a termination without Cause and not a resignation. As requested by the Company from time to time, Executive will execute such other documents as may be necessary to evidence the resignations covered by this Release.

2.   Claims Released By Executive Under This Agreement.   In exchange for receiving the severance benefits described in Paragraph 9 of the Agreement, and except as provided in Paragraphs 4 and 6 below, to the maximum extent permitted by law, Executive hereby voluntarily and irrevocably waives, releases, dismisses with prejudice, and withdraws all claims, complaints, suits or demands of any kind whatsoever (whether known or unknown) which Executive ever had, may have, or now has against (i) the Company and other current or former subsidiaries or affiliates of the Company and their past, present and future officers, directors, employees, agents, insurers and attorneys and (ii) Kelso & Company, L.P., and those affiliates of Kelso & Company, L.P. which hold a direct and/or indirect interest in the Company and which serve as the general partner or managing member of any such vehicles or of the general partner or managing members of such vehicles, and their past, present and future officers, directors, employees, agents, insurers and attorneys (collectively, the "Releasees"), arising out of or relating to (directly or indirectly)

Executive's employment or the termination of his employment with Company, including but not limited to:

(a) claims for violations of Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act (as amended), the Fair Labor Standards Act, the Civil Rights Act of 1991, the Americans With Disabilities Act, the Equal Pay Act, the Family and Medical Leave Act, 42 U.S.C. § 1981, the National Labor Relations Act, the Labor Management Relations Act, any applicable Executive, Orders, the Rehabilitation Act of 1973, or the Executive Retirement Income Security Act;

(b) claims for violations of any other federal, state, or local statute or regulation or local ordinance;

(c) claims for lost or unpaid wages, compensation, or benefits, defamation, intentional or negligent infliction of emotional distress, assault, battery, wrongful or constructive discharge, negligent hiring, retention or supervision, misrepresentation (not including fraud), conversion, tortious interference, breach of contract, or breach of fiduciary duty;

(d) claims to benefits under any bonus, severance, workforce reduction, early retirement, outplacement, or any other similar type plan sponsored by the Company; or

(e) any other claims under state law arising in tort or contract.

3. <u>Claims Released by Company Under This Agreement</u>. As inducement for receiving Executive's release hereunder, and except as provided in Paragraph 4 below, Company hereby voluntarily and irrevocably waives, releases, dismisses with prejudice, and withdraws all claims, complaints, suits or demands of any kind whatsoever (whether known or unknown) which Company ever had, may have or now has against Executive, arising out of or relating to (directly or indirectly) Executive's employment or the termination of his employment with Company, including but not limited to:

(a) claims for violations of any federal or state statute or regulation or local ordinance;

(b) claims related to compensation or benefits, defamation, intentional or negligent infliction of emotion distress, assault, battery, misrepresentation (not including fraud, conversion, tortious interference, breach of contract or breach of fiduciary duty);

(c) claims related to benefits under any bonus, severance, workforce reduction, early retirement, outplacement, or any similar type plan sponsored by Company; or

(d) any other claims under state law arising in tort or contract.

4. <u>Claims Not Released Under This Agreement</u>. In signing this Release, Executive is not releasing any claims that may arise under the terms of this Release, that enforce his rights under this Release, that arise out of events occurring after the date Executive executes this Release, that arise under any written non-employment related contractual obligations between the Company or its affiliates and Executive which have not terminated as of the execution date of this Release by their express terms, that arise under a policy or policies of insurance (including director and officer

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liability insurance) maintained by the Company or its affiliates on behalf of Executive, or that relate to any indemnification obligations to Executive under the Company's bylaws, certificate of incorporation, Tennessee law or otherwise. However, Executive understands and acknowledges that nothing herein is intended to or shall be construed to require the Company to institute or continue in effect any particular plan or benefit sponsored by the Company and the Company hereby reserves the right to amend or terminate any of its benefit programs at any time in accordance with the procedures set forth in such plans. Nothing in this Release shall prohibit Executive from engaging in protected activities under applicable law or from communicating, either voluntarily or otherwise, with any governmental agency concerning any potential violation of the law; provided, however, that Executive disclaims and waives any right to share or participate in any monetary award resulting from the investigation or prosecution of such potential violation.

5.   No Assignment of Claim. Executive represents that he has not assigned or transferred, or purported to assign or transfer, any claims or any portion thereof or interest therein to any party prior to the date of this Release.

6.   Severance Pay and Termination Benefits. In consideration of Executive's entry into this Release, Executive shall be entitled to the payments and benefits set forth in Paragraph 9 (Termination Without Cause) of the Agreement (consisting of the "Accrued Obligations" and "Installment Termination Payment" (as defined in the Agreement) and the continued medical coverage provided in Paragraph 9(b) of the Agreement (the "Severance Benefit"), subject to Executive's (a) non-revocation of this Release, and (b) continued compliance with Paragraph 7 (Survival of Restrictive Covenants) of this Release. The Severance Benefit shall be payable in accordance with the terms and conditions set forth in Paragraph 9 of the Agreement.. Executive shall notify the Company not later than five (5) days after his becoming eligible to receive any payments that, pursuant to Paragraph 9(d) of the Agreement, would necessitate a reduction of the Severance Benefit. Executive's equity compensation (consisting of purchased common stock of Roadhouse Holding Inc. and options to purchase common stock of Roadhouse Holding Inc.) shall be subject to the terms and conditions of the agreements governing such equity compensation.

7.   Survival of Restrictive Covenants. As a condition to the payment and continued receipt of the Severance Benefit, Executive agrees that, following the Separation Date, he shall be subject to the restrictive covenants contained in Paragraphs 11 and 12 of the Agreement, as attached hereto as Appendix 1 and as if fully set forth in this Release.

8.   Return of Materials. To the extent that Executive has not already done so as of the date of this Release, Executive shall return to the Company all written or descriptive materials of any kind belonging or relating to the Company or its affiliates, including, without limitation, any originals, copies and abstracts constituting or containing any intellectual property, trade secrets or other work product or other confidential information in Executive's possession or control (in whatever form or medium).

9.   No Admission Of Liability. This Release shall not in any way be construed as an admission by the Company or Executive of any improper actions or liability whatsoever as to one another, and each specifically disclaims any liability to or improper actions against the other or any other person, on the part of itself or himself, its or his employees or agents.

10.   Voluntary Execution. Executive warrants, represents and agrees that he has been encouraged in writing to seek advice from anyone of his choosing regarding this Release, including

his attorney and accountant or tax advisor prior to his signing it; that he has been advised to consult with an attorney prior to signing this Release; that this Release represents written notice to do so; that he has been given the opportunity and all periods of time required by law to seek such advice; and that he fully understands the meaning and contents of this Release. He further represents and warrants that he was not coerced, threatened or otherwise forced to sign this Release, and that his signature appearing hereinafter is voluntary and genuine. **EXECUTIVE UNDERSTANDS THAT HE MAY TAKE UP TO TWENTY-ONE (21) DAYS TO CONSIDER WHETHER OR NOT HE DESIRES TO ENTER INTO THIS RELEASE** AND THAT HIS EXECUTION OF THIS RELEASE LESS THAN 21 DAYS FROM ITS RECEIPT FROM THE COMPANY WILL REPRESENT HIS KNOWING WAIVER OF SUCH 21-DAY CONSIDERATION PERIOD. EXECUTIVE FURTHER UNDERSTANDS THAT HE SHALL BE PROVIDED WITH A PERIOD OF SEVEN (7) DAYS FOLLOWING HIS EXECUTION OF THIS RELEASE TO REVOKE SUCH RELEASE.

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IN WITNESS WHEREOF, this Release has been executed by the undersigned and the Company as of the first date written above

Acknowledged and Agreed To:
"COMPANY"
LOGAN'S ROADHOUSE, INC.

By: /s/Amy L. Bertauski
Name: Amy L. Bertauski
Title: Chief Financial Officer and Treasurer

I UNDERSTAND THAT BY SIGNING THIS RELEASE, I AM GIVING UP RIGHTS I MAY HAVE. I UNDERSTAND THAT I DO NOT HAVE TO SIGN THIS RELEASE.

"EXECUTIVE"

        /s/Tom Vogel
Tom Vogel

Date: February 20, 2013

Appendix 1
Restrictive Covenants